CUSIP No. 532403102	13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Lilis Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

532403102

(CUSIP Number)

Pierre Caland

c/o Lilis Energy, Inc.

1900 Grant Street, Suite #720

Denver, CO 80203

(303) 951-7920

With a copy to:

Bruce Feuchter

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 532403102	13D

1.	NAMES OF REPORTING PERSONS Wallington Investment Holdings, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,963,119 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,963,119 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,963,119
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes (i) 3,708,760 shares of Common Stock owned directly by Wallington Investment Holdings, Ltd. (“Wallington”) and indirectly by Mr. Pierre Caland (“Mr. Caland”), Wallington’s sole ultimate beneficial owner and the holder of sole voting and dispositive power over such shares and (ii) 2,254,359 shares of Common Stock issuable to Wallington upon the exercise of warrants. Does not include 1,027,508 shares of Common Stock issuable to Wallington upon the conversion of the 8% Senior Secured 2014 Convertible Debenture, with the right to convert being subject to shareholder approval.
(2)	The percentage owned is based on 27,413,965 shares of Common Stock outstanding as of December 9, 2014 as reported by the Issuer in its Schedule 14A filed with the Commission on December 9, 2014, as computed in accordance with Rule 13 d-3(d)(1)(i) promulgated under the Act.

CUSIP No. 532403102	13D

1.	NAMES OF REPORTING PERSONS Silvercreek Investment Limited Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 608,369 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 608,369 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,369
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 608,369 shares of Common Stock owned directly by Silvercreek Investment Limited Inc. (“Silvercreek”) and indirectly by Mr. Caland, Silvercreek’s sole ultimate beneficial owner and the holder of sole voting and dispositive power over such shares.
(2)	The percentage owned is based on 27,413,965 shares of Common Stock outstanding as of December 9, 2014 as reported by the Issuer in its Schedule 14A filed with the Commission on December 9, 2014, as computed in accordance with Rule 13 d-3(d)(1)(i) promulgated under the Act.

CUSIP No. 532403102	13D

1.	NAMES OF REPORTING PERSONS Pierre Caland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,571,488 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,571,488 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,571,488
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes: (i) 3,708,760 shares of Common Stock owned directly by Wallington and indirectly by Mr. Caland, the holder of sole voting and dispositive power over such shares; (ii) 2,254,359 shares of Common Stock issuable to Wallington upon the exercise of warrants; and (iii) 608,369 shares of Common Stock owned directly by Silvercreek Investment Limited Inc. and indirectly by Mr. Caland, the holder of sole voting and dispositive power over such shares. Does not include 1,027,508 shares of Common Stock issuable to Wallington upon the conversion of the 8% Senior Secured 2014 Convertible Debenture, with the right to convert being subject to shareholder approval.
(2)	The percentage owned is based on 27,413,965 shares of Common Stock outstanding as of December 9, 2014 as reported by the Issuer in its Schedule 14A filed with the Commission on December 9, 2014, as computed in accordance with Rule 13 d-3(d)(1)(i) promulgated under the Act.

CUSIP No. 532403102	13D

EXPLANATORY NOTE: The Reporting Persons, as defined below, previously filed a statement of beneficial ownership on Schedule 13G with the Securities and Exchange Commission (the “Commission”) with respect to the common stock, par value $0.0001 (“Common Stock”) of Lilis Energy, Inc. (the “Issuer”), pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1(c) thereunder. Subsequent to the filing of the Schedule 13G, the Reporting Persons acquired additional shares of the Issuer’s Common Stock, resulting in beneficial ownership exceeding twenty percent (20%) of the Issuer’s Common Stock, and requiring the filing of a Schedule 13D pursuant to Section 13(d) of the Exchange Act, and Rule 13d-1(f) thereunder.

Item 1. Security and Issuer

This Schedule 13D relates to the shares of Common Stock of the Issuer that are beneficially owned by the Reporting Persons (the “Shares”). The Issuer’s principal executive office is located at 1900 Grant Street, Suite #720, Denver, Colorado 80203.

Item 2. Identity and Background

Reporting Persons

(a) This Schedule 13D is filed by (i) Wallington Investment Holdings, Ltd. (“Wallington”); (ii) Silvercreek Investment Limited Inc. (“Silvercreek”); and (iii) Pierre Caland (“Mr. Caland”) (collectively, the “Reporting Persons”). Mr. Caland is the sole ultimate beneficial owner of Wallington and Silvercreek.

(b) The business address of Wallington is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The business address of Silvercreek is Calle 50, Edificio Bancomer, P.O. Box 7412, Panama 5, Republic of Panama. The address of Mr. Caland is Rutimatstrasse 16, 3780 Gstadd, Switzerland.

(c) Wallington is a holding company intended to hold investments. Silvercreek is a holding company intended to hold investments. The principal occupation of Mr. Caland is investor.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Wallington is organized under the laws of the British Virgin Islands. Silvercreek is organized under the laws of the Republic of Panama. Mr. Caland is a citizen of France.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the Shares came from Mr. Caland’s personal funds, proceeds from prior investments and the working capital of Wallington and Silvercreek, both of which are managed by Mr. Caland.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of the business of the entities named above.

Item 4. Purpose of Transaction

CUSIP No. 532403102	13D

The information contained in Item 3 above is incorporated herein by reference. Mr. Caland acquired the Shares for investment purposes. Mr. Caland evaluates his respective investments in the Shares on a continual basis.

Mr. Caland from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, Mr. Caland may take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If Mr. Caland believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Common Stock or otherwise, he may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Mr. Caland may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Subject to approval of the shareholders of the Issuer, Wallington may acquire an additional 1,027,508 Shares upon the conversion of the remaining debentures under an 8% Senior Secured 2014 Convertible Debenture.

Subject to the foregoing, Mr. Caland does not have a current plan or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Issuer;

(f) any other material change in Issuer’s business or corporate structure including but not limited to, if Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

(h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Issuer had 27,413,965 shares of Common Stock outstanding as of December 9, 2014, as reported by the Issuer in its Schedule 14A filed with the Commission on December 9, 2014. Mr. Caland beneficially owns 6,571,488 Shares, representing approximately 22.1% of the total outstanding

CUSIP No. 532403102	13D

shares of the Issuer’s Common Stock, including the Shares owned by Wallington and Silvercreek, over which Mr. Caland has sole voting and dispositive power. Wallington, a Reporting Person, beneficially owns an aggregate of 5,963,119 Shares, representing approximately 20.1% of the total outstanding shares of the Issuer’s Common Stock. Silvercreek, a Reporting Person, beneficially owns an aggregate of 608,369 Shares, representing approximately 2.2% of the total outstanding shares of the Issuer’s Common Stock.

(b) Mr. Caland has the sole power to vote or direct to vote and the sole power to dispose of or direct the disposition of 6,571,488 Shares. Wallington has the sole power to vote or direct to vote and the sole power to dispose of or direct the disposition of 5,963,119 Shares. Silvercreek has the sole power to vote or direct to vote and the sole power to dispose of or direct the disposition of 608,369 Shares.

(c) Pursuant to an interest payment from the Issuer on the 8% Senior Secured 2014 Convertible Debenture, on December 30, 2014, Wallington acquired 385,537 Shares for an aggregate purchase price of $286,122.43.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement (Previously filed with the Statement on Schedule 13G/A filed with the SEC on February 14, 2014).

CUSIP No. 532403102	13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Wallington Investment Holdings, Ltd.

/s/ Pierre Caland
By: Mr. Pierre Caland
Its: Director and Sole Shareholder
Date: April 15, 2015

Silvercreek Investment Limited Inc.

/s/ Pierre Caland
By: Mr. Pierre Caland
Its: Director and Sole Shareholder
Date: April 15, 2015

Mr. Pierre Caland

/s/ Pierre Caland
By: Mr. Pierre Caland
Date: April 15, 2015